Mark C. Lee
Tel (916)442-1111
Fax (916) 448-1709
leema@gtlaw.com

August 11, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Joseph Cascarano, Staff Accountant
Robert Littlepage, Accountant Branch Chief
Kate Beukenkamp, Staff Attorney
Celeste M. Murphy, Legal Branch Chief

Re:	First China Pharmaceutical Group, Inc. Amendment No. 6 to Form 8-K Filed July 15, 2011 File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced filing (the “Form 8-K”) by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 3, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 8-K
Item 2.01  Completion of Acquisition or Disposition of Assets.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

1.
SEC Comment:  We note your response to our comment 1 from our letter dated June 13, 2011.  Notwithstanding the company’s latest reading of PRC law and XYT corporate documents, the facts and circumstances as presented show that the company should treat the Due from Related Party in the company’s financial statements as a deduction from equity to be in accordance with US GAAP and SEC rules and regulations.  Please revise or advise.

Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Company Response:  We are providing this letter as requested by the Staff to further discuss the Company’s proposed response to the Staff’s comment regarding the treatment of Due from a Related Party in the Company’s financial statements.  The Company agrees that Due from a Related Party should be presented as a deduction from equity to be in accordance with U.S. GAAP and SEC rules and regulations.  However, the Company has a significant issue with regard to charging this to retained earnings as this is a violation of PRC law as we had indicated to you in our prior response, and could subject the Company to serious adverse consequences. In response to the Staff’s position on this matter, we would like to call your attention to Walgreens, Inc.’s Form 10-K for the 2007-2008 fiscal year where Walgreens included a special line item regarding a receivable related to stock by employees.  We understand that we may have a slightly different circumstance because of our amount being due from a related party versus employees but we believe that this would serve the purpose of the Staff’s requirement that there is an overall reduction of stockholder equity because of this presentation.  Please note that the related party still acknowledges a responsibility to pay the amount due and therefore this differs from an outright dividend. We have filed supplementally with the Staff a copy of the line item for employee stock option receivable for Walgreens, Inc. which appears in Accounting Trends and Techniques and the Company’s proposed presentation in the Stockholder Equity section of its Balance Sheet.

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee Shareholder